December 6, 2004

Mail Stop 0510


Nannaco, Inc.
4906 Point Fosdick Dr., Suite 102
Gig Harbor, WA 98335
Attention: Steve Careaga

Re: 	Nannaco, Inc.
      Preliminary Information Statement on Schedule 14C
      Filed November 24, 2004
      File No. 000-50672

Dear Mr. Careaga:

      We have the following comments. Please revise your preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.	This is to advise you that a preliminary review of your
preliminary information statement indicates that it fails in numerous material respects to comply with the requirements of the Securities
Exchange Act of 1934, the rules and regulations thereunder and the requirements of Schedule 14C. Our initial concerns are set forth below. For this reason, we will not perform a detailed examination of the information statement and we will not issue additional comments until these matters are reconciled. We suggest that you consider submitting a substantive amendment correcting the deficiencies. Once you have done so, we will perform a more detailed review of your preliminary information statement.

2.	Please note that Item 1 of Schedule 14C requires that
information from Schedule 14A, including Note A thereto, be provided if applicable. Since (i) consent is being sought for the reverse stock split, (ii) these matters are being done to effectuate your proposed merger with Nazz Productions, Inc. and (iii) security holders will not have a separate opportunity to consent to your proposed merger, seeking consent for the reverse stock split represents seeking consent for your proposed merger under Note A to
Schedule 14A. Therefore, please provide all information required by
Item 14 of Schedule 14A with respect to your proposed merger.  See
Item 1 of Schedule 14C and Note A to Schedule 14A.

3.	We note your disclosure regarding the issuance of shares of
common stock to Nazz Productions, Inc.  It appears that this issuance
of securities is contingent upon consummation of the reverse stock split. Therefore, please provide the disclosure required by Item
11
and Item 12 of Schedule 14A with respect to this issuance.

*			*			*

      Please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dale Welcome at (202) 942-2871 or Anne McConnell at (202) 942-1795 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler at (202) 824-5612 or, in his absence, Jennifer Hardy at (202) 942-2864 or the undersigned at (202) 942-1950 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:	Tracy Shier, Esq.
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Steve Careaga
Nannaco, Inc.
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE